UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Sientra, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

82621J105

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82621J105	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Lifesciences I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82621J105	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Ventures I Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82621J105	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Clarus I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82621J105	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82621J105	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82621J105	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82621J105	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82621J105	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,730,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,730,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,730,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82621J105	13D	Page 10 of 16 Pages

This Statement of Schedule 13D is being filed in connection with the acquisition by The Blackstone Group L.P. and certain of its affiliates (“Blackstone”) of Clarus Ventures, LLC and certain of its affiliates (collectively, “Clarus”). On January 4, 2019, Blackstone integrated the Clarus business into Blackstone (the “Clarus Integration”). As a result of such integration, Blackstone may be deemed to have become the beneficial owner of the securities beneficially owned by Clarus, including the securities of the Issuer (as defined below). Clarus had previously reported its beneficial ownership over securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and in connection with the acquisition by Blackstone, will, along with Blackstone, report its beneficial ownership of such securities on a Schedule 13D.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Sientra, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 South Fairview Avenue, Suite 200, Santa Barbara, California 93117.

Item 2. Identity and Background.

(a) - (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This Schedule 13D is being filed by:

(i)

Clarus Lifesciences I, L.P., a Delaware limited partnership (the “Fund”), and Clarus Ventures I Management, L.P., a Delaware limited partnership (“Clarus GP”, and together with the Fund, the “Clarus Entities”);

(ii)

Blackstone Clarus I L.L.C., a Delaware limited liability company, Blackstone Holdings II L.P., a Delaware limited partnership, Blackstone Holdings I/II GP Inc., a Delaware corporation, The Blackstone Group L.P., a Delaware limited partnership, and Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

(iii)	Stephen A. Schwarzman, who is a United States citizen.

The address of the principal business office of the Clarus Entities is c/o Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, Massachusetts 02142. The address of the principal business office of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(c) The principal business of the Fund is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the general partner of the Fund. The principal business of Blackstone Clarus I L.L.C. is performing the functions of, and serving as, the general partner of Clarus GP. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in Blackstone Clarus I L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP, Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82621J105	13D	Page 11 of 16 Pages

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

On January 4, 2019, Blackstone integrated the Clarus business into Blackstone. As a result of the Clarus Integration, the Blackstone Entities and Mr. Schwarzman may be deemed to have become indirect beneficial owners of the shares of Common Stock beneficially owned by the Fund. The Fund acquired the securities reported herein for an aggregate consideration of approximately $50,000,001, using working capital.

Item 4. Purpose of Transaction.

The Fund acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Fund. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. The Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Upon completion of Blackstone’s acquisition of Clarus, Nicholas Simon became an employee of The Blackstone Group L.P. or its affiliates. Mr. Simon is a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of Common Stock beneficially owned assumes that there are a total of 28,599,319 shares of Common Stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2018.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

CUSIP No. 82621J105	13D	Page 12 of 16 Pages

As of the date hereof, the Fund directly owns 2,730,765 shares of Common Stock.

Clarus GP is the general partner of the Fund. Blackstone Clarus I L.L.C. is the general partner of Clarus GP. The sole member of Blackstone Clarus I L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The controlling shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Fund) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by the Fund). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of January 10, 2019, by and among the Reporting.

CUSIP No. 82621J105	13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2019

CLARUS LIFESCIENCES I, L.P.
By: Clarus Ventures I Management, L.P., its general partner
By: Blackstone Clarus I L.L.C., its general partner
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

CLARUS VENTURES I MANAGEMENT, L.P.
By: Blackstone Clarus I L.L.C., its general partner
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE CLARUS I L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Sientra, Inc. – Schedule 13D]

CUSIP No. 82621J105	13D	Page 14 of 16 Pages

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Sientra, Inc. – Schedule 13D]